UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Midway Games Inc.
File No. 1-12367 - CF# 21790

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Midway Games Inc. submitted an application under Rule 24b-2 requesting
confidential treatment for information it excluded from the Exhibits to a Form 10-K filed
on March 14, 2008, as amended on October 27, 2008.

Based on representations by Midway Games Inc. that this information qualifies as
confidential commercial or financial information under the Freedom of Information Act,
5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly
disclose it. Accordingly, excluded information from the following Exhibit(s) will not be
released to the public for the time period(s) specified:

Exhibit 10.41	through November 22, 2010
Exhibit 10.42	through November 22, 2010
Exhibit 10.43	through November 22, 2010
Exhibit 10.44	through April 20, 2010

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

David L. Orlic
Special Counsel